# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vaxart, Inc., CIK 0000072444
CUSIP: 92243A200
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 170 Harbor Way, Suite 300, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001482416

## Reporting persons
- Sio Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,515,315; sole dispositive power 0; shared dispositive power 11,515,315; aggregate amount beneficially owned 11,515,315 (5.06% of the class)
  Comment: 1 As of December 31, 2024, Sio Capital Management, LLC beneficially owned 11,515,315 shares of Common Stock with shared voting power and shared dispositive power.
  
  2 Based on 227,479,881 shares of common stock outstanding as of November 6, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 13, 2024.

## Item 1. Issuer
Name of issuer: Vaxart, Inc.
Address of issuer's principal executive offices: 170 Harbor Way, Suite 300 South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of Sio Capital Management, LLC (the "Reporting Person" or "Sio")

Sio is a registered investment adviser to certain affiliated funds that directly hold the shares of Common Stock to which this statement relates for the benefit of their respective investors, and in such capacity Sio has voting and dispositive power over such shares.
Address of principal business office or, if none, residence:
600 Third Avenue, 2nd Floor
New York, New York 10016
Citizenship: Sio is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11,515,315
Percent of class: 5.06
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
11,515,315 - Refer to footnote 3

3 Sio and Sio GP, LLC (the "GP") act as investment advisor and general partner, respectively, to various clients that are the record owners of the Common Stock reported on this Schedule 13G. Because Sio's investment discretion with respect to such clients is subject to oversight by the GP, the GP may be deemed to be the beneficial owner of the Common Stock of the Issuer owned by such clients. In addition, both Sio and the GP are controlled by Michael Castor. As such, he may be deemed to control the voting and dispositive decisions with respect to, and therefore be the beneficial owner of, the shares of Common Stock reported on this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the GP or Michael Castor that such person is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
11,515,315 - Refer to footnote 3

3 Sio and Sio GP, LLC (the "GP") act as investment advisor and general partner, respectively, to various clients that are the record owners of the Common Stock reported on this Schedule 13G. Because Sio's investment discretion with respect to such clients is subject to oversight by the GP, the GP may be deemed to be the beneficial owner of the Common Stock of the Issuer owned by such clients. In addition, both Sio and the GP are controlled by Michael Castor. As such, he may be deemed to control the voting and dispositive decisions with respect to, and therefore be the beneficial owner of, the shares of Common Stock reported on this Schedule 13G. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the GP or Michael Castor that such person is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sio Capital Management, LLC: /s/ Jin W. Lee, Chief Compliance Officer (02/07/2025)